# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Federated Hermes Premier Municipal Income Fund, CIK 0001199004
CUSIP: 31423P504
Title of class of securities: VARIABLE RATE MUNICIPAL TERM PREFERRED SHARES
Address of issuer's principal executive offices: 4000 ERICSSON DRIVE, WARRENDALE, Pennsylvania (PA), 15086-7561
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0001567619-19-014067
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank Of America Corp DE, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,347; sole dispositive power 0; shared dispositive power 1,347; aggregate amount beneficially owned 1,347 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,347; sole dispositive power 0; shared dispositive power 1,347; aggregate amount beneficially owned 1,347 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNICIPAL TERM PREFERRED SHARES
Name of issuer: Federated Hermes Premier Municipal Income Fund
Address of issuer's principal executive offices: 4000 ERICSSON DRIVE, WARRENDALE, Pennsylvania (PA), 15086-7561
Comment:
This Amendment No. 7 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Variable Rate Municipal Term Preferred Shares, ("VMTP Shares") of Federated Hermes Premier Municipal Income Fund (the "Issuer").

This Amendment is being filed in relation to the Acknowledgement and Consent of Waiver Concerning Variable Rate Municipal Term Preferred Shares, Series 2019, dated February 3, 2025, entered into pursuant to the terms of the governing documents of the VMTP Shares of the Issuer (the "Waiver").

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

"The Waiver, dated as of February 3, 2025, has been entered into between the Issuer and BAPFC to waive the Issuer's obligation to comply with the Liquidity Account Requirement as defined therein for the period beginning on and including February 16, 2025 and continuing to and including March 16, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney

99.6 Acknowledgement and Consent of Waiver Concerning Variable Rate Municipal Term Preferred Shares, Series 2019, dated February 3, 2025"

99.7 Schedule I

99.8 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (02/05/2025)
- Banc of America Preferred Funding Corp: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (02/05/2025)